Period ended September 30, 2022

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “wi ll,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward- looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock- based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency or constant FX is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the month end exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

3

IGT

Revenue & Profit Growth Accelerates in Q3’22; Strong Financial Condition Driving Compelling Capital Returns

Q3’22 revenue up 8%; 14% increase at constant currency

Contributions from each operating segment, led by Global Gaming

20% operating income margin at high end of Q3’22 expectations

Strong Global Lottery margin; substantial increase in Global Gaming profitability

Q3’22 Adjusted EBITDA* up 7% at constant currency

Strong growth for Global Gaming; Global Lottery and Digital & Betting in line with PY

YTD Adjusted EBITDA margin 350+ bps above FY’19 level

Significant reduction in gross debt; leverage* improves to 3.1x, the lowest level in IGT PLC’s history

Record return of capital to shareholders in a FY period

Annualized dividend implies ~4% yield at current share price

Repurchased 6% of float since November 2021


GROW
IGT
OPTIMIZE
INNOVATE

*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

4

Attractive Growth Profile for Global Lottery's High-margin, Recurring Revenue Model

GROW

Multi-year same-store sales (SSS) growth accelerated in Q3'22 across all game types

Strong instant ticket and jackpot performance

North America SSS 30+% higher than 2019 level

iLottery sales nearly double prior-year period on strength in GA, KY, and Belgium; *Cleopatra Clusters Jackpot* is IGT's most successful eInstant game launch ever

Significant sequential improvement in Italy SSS

Continued momentum for instant ticket games

Draw game sales progressively approaching pre-COVID levels

~500 basis point improvement in YTD'22 operating profit margin vs. FY'19 level

Strong profit flow-through of higher sales base

Disciplined cost control despite meaningful increase in R&D investment



EURO MILLIONS®
MEGA MILLIONS
CLEOPATRA
SUPER NUMERISSIMI
PREMIO MASSIMO €2 MILIONI
QUESTO GIOCO NUOCE ALLA SALUTE
PUÒ CAUSARE DIPENDENZA PATOLOGICA

5

Lottery Leadership Built on Compelling Solutions Grounded in Operator Expertise & Player Insights 6 INNOVATE CONNECTED PLAY

Strategic Lottery Portfolio Management Provides Increased Stability & Stronger Margin Profile 7 Secured four-year contract extension as primary technology supplier to the New York Lottery to August 2026 Among most successful U.S. lotteries Builds on partnership of 35+ years Expanding modernization of Georgia Lottery with seven-year contract extension through September 2032 Upgrades to lottery and iLottery central systems Cashless functionality to be added to 10,000+ retail terminals 10-year instant ticket printing & services contract with Texas Lottery extends partnership through August 2034 Italy proximity payment/commercial services sale improves Global Lottery segment’s underlying margin structure OPTIMIZE

Sustained, Broad-based Global Gaming Momentum Marks Important Progress Toward 2025 Goals 30+% revenue growth drives operating income that is more than double PY level Strong service margin performance Disciplined cost control Record U.S. & Canada unit shipments for a Q3 and YTD period Unit shipments complemented by record ASPs Maintained #1 U.S. & Canada ship share in H1’22* Sequential improvement in installed base marks important milestone Improved trends for WAP and MLP installed base and yields Prosperity Link™ won “Best Slot Product” at 2022 GGB Gaming & Technology Awards Expect continued improvement for installed base in U.S. & Canada and ROW GROW 8 *Per Eilers & Krejcik Gaming research

G2E Highlights: We've Got Game!

INNOVATE

Premium


PROSPERITY LINK
MYSTERY LAMP
FESTIVAL LINK
CLEOPATRA GRAND
MONEY MANIA
#1 New Premium Leased Game!
Eilers & Krejcik

- Building on MLP Strength
- WAP Video Expansion
- Supporting Wheel of Fortune®

For Sale Games


CATS Wild Serengeti
DIAMOND JACKPOTS

PeakDual™ 27

DiamondRS™

- Peak Family Expansion
- Focus on For Sale MLPs
- Top-performing Hardware
- Classics & Evolutions

Systems

One Account | One Wallet | One Step



- Leading cashless gaming transformation via Resort Wallet™ and IGTPay™ modules of IGT ADVANTAGE™ system solution
- Enterprise-wide cashless deployment at Station Casinos
- Cloud-based version of IGT ADVANTAGE™

9

Focus on Strategic Global Gaming Opportunities & Process Improvements Yields Significant Profit Expansion Global product responsibility enabling better decision making Hardware and game development leveraged in more impactful way Better management of supply chain challenges Focus on compelling areas of opportunity paying dividends Core video sales, MLPs, and under-penetrated International markets Structural cost savings drive Q3’22 operating income margin up 370 bps from FY’19 level Stronger gross margin profile Operating expense leverage Significant opportunity for further margin improvement OPTIMIZE 10

IGT

Digital & Betting Investments Delivering Robust Growth at Attractive Margins

GROW

Revenue growth accelerates with iSoftBet acquisition

Q3'22 revenue up ~30%

North America GGR up for both iCasino and Sports Betting

On pace to double new iCasino game launches to ~50/year

Live in over 25 jurisdictions

Omnichannel content a competitive advantage

Ability to develop exclusive games for customers

Growing portfolio of turnkey sports betting customers

Powering over 80 sportsbooks

Won "Land-Based Product of the Year" for PeakBarTop™ with Sports Betting at 2022 Global Gaming Awards Las Vegas

SaaS-like business model has attractive margin structure that should improve with scale


JOKER STACKS
GET THE INSIDE EDGE
BET HERE

11

On Solid Path to Delivering on FY’22 Commitments 12 YTD results highlight momentum across verticals Current customer and player demand trends remain strong Resilient, diversified portfolio with majority of profit streams secured by long-term contracts Compelling returns profile $224 million returned to shareholders through mid-October; record in a FY period Annualized dividend implies ~4% yield at current share price Repurchased 6% of float since November 2021 G2E WLS

Period ended September 30, 2022 13

Strong Underlying Y/Y Growth Delivered in Q3’22; On Track to Achieve FY’22 Outlook 14 (1) Diluted EPS includes non-operating items such as gain on sale of business, DDI/Benson legal settlement accruals, and loss on extinguishment of debt, as well as discrete tax items Note: EUR/USD FX daily average 1.01 in Q3’22; 1.18 in Q3’21, 1.06 YTD Q3’22, 1.20 YTD Q3‘21 *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 20% 14% 9% 7%

Global Lottery Maintains Strong Multi-year Sales Growth; OI Margin Within 2025 Outlook Range 15 3+% global SSS growth driven by strong jackpot activity Global SSS growth up 20+% vs 2019 North America and rest of world sales strong across categories Italy instant ticket sales up 20+% with draw games approaching pre-COVID level iLottery sales nearly double Addition of draw games in Belgium Robust eInstant growth in North America Strong operating income margin despite lower Italy contribution and increased investment in R&D Revenue $626M Up 4% at constant currency Operating Income $211M OI Margin 34% 2025 target 33% - 36%

Global Gaming Delivers 100+% Profit Growth on Strong Demand for Products and Services

Global machine shipments of 8,965 units

U.S. & Canada deliver 6,407 units; 30% increase over 2019

Record U.S. & Canada ASP of $15,900

Other product sales up 54% Y/Y on higher IP and multi-year poker site license revenue

Global installed base rises 629 units sequentially; yields up 5% Y/Y

Sequential installed base improvement across geographies and premium/non-premium categories

U.S. & Canada yields rise 7% Y/Y to $43.73

Operating income margin improves ~600 bps

Q3'22 and YTD'22 OI margin above FY'19 level

Improvement driven by strong operating leverage, partially offset by increased supply chain costs



WolfRun
ECLIPSE
$10,005.88
Stinkin' Rich
Skunks Gone Wild
$2,000.00

Revenue **$379M**

Operating Income **$65M**

OI Margin **17%**
2025 target 28% - 30%

16

Digital & Betting Revenue Growth Accentuated by iSoftBet Acquisition

Continued double-digit revenue increase; up ~30%

iGaming drivers include iSoftBet acquisition, new markets in North America, and organic growth

Expanding sportsbook footprint

Solid operating income and OI margin

- Significant achievement given continued investments to fund growth
- Realization of margin benefit from acquisition expected in 2023 and beyond

Revenue
$54M

Operating Income
$12M

OI Margin
22%
2025 target 30+%


LOADED 7s
MISTRESS OF EGYPT
501 000,45 $

17

Asset Sale Drives Higher Debt Reduction in FY'22; Balanced Capital Allocation Strategy Intact

Cash Flows (YTD as of 9/30/22)

$621M Cash from Operations
$236M in Q3'22

$395M Free Cash Flow*
$163M in Q3'22

Allocation of Cash from Operations & Divestitures (YTD as of 9/30/22)



10%
16%
8%
7%
16%
43%
Shareholder returns

- Minority payments, net
- Capital expenditures
- Dividends to shareholders
- Share repurchases
- Debt reductions, net
- Business acquisitions, net

Investing cash flows an important component of capital allocation
Proceeds from Italy divestitures
Acquisition of iSoftBet

$224M returned to shareholders through mid-October
~4% annualized dividend yield at current share price
Repurchased 4.7M shares for $103M; average price of $21.52
~$156M repurchase authorization remaining



*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

18

Enhanced Credit Profile Features Lower Leverage, Solid Liquidity, and No Significant Near-term Debt Maturities 19 82% Fixed Variable Bank Debt Bonds Debt Maturity Profile Debt Composition 18% 195 195 195 390 0 292 700 1,481 750 487 750 2022 2023 2024 2025 2026 2027 2028 2029 35 61 Drawn RCF Net debt leverage of 3.1x below 2022 target and near mid-point of 2025 target range Successfully completed partial tender of certain Senior Secured Notes $400M of 6.500% Notes due 2025 and €200M of 3.500% Notes due 2024 Total liquidity of $2.2B; $0.4B in unrestricted cash, $1.8B in additional borrowing capacity from undrawn credit facilities Prudent mix of fixed/floating debt in rising interest rate environment Net Debt and Leverage 7,319 5,922 5,075 2020 2021 Q3'22 Leverage 6.4x 3.5x 3.1x Note: Amounts in $ millions unless otherwise noted

Revenue Operating Income Margin Cash from Operations ~$1.0B Capital Expenditures ~$350M Introducing Q4’22 Expectations; Targeting Upper Half of FY’22 Outlook Range 20 Q4’22 $4.1B – $4.2B 20% – 22% FY’22 Q4’22 Outlook Assumptions EUR/USD @ 1.00 Operating income margin includes ~150 - 200 basis point impact from iSoftBet acquisition step- up amortization, project-related costs, and restructuring expenses 18% – 19% $850M - $950M

IGT

On Track to Deliver on FY’22 Commitments

Strong Q3’22 Results

Revenue increases to $1.06B, up 14%[1], in upper half of outlook range

Operating income of $211M, up 9%[1]

Operating income margin of 20% at top end of outlook range

Enhanced Credit Profile

Significant debt reduction

Net debt leverage of 3.1x; better than 2022 target and near mid-point of 2025 target range

Significant cash flow generation; balanced capital allocation strategy intact

Compelling Shareholder Returns

Record capital returned to shareholders in YTD period

Repurchased 4.7M shares for $103M through mid-October; $21.52 avg. price per share

~4% annualized dividend yield at current share price

Targeting Upper Half of FY’22 Outlook Range

Revenue of $4.1 – $4.2B

20% - 22% operating income margin

Cash from operations of $850M - $950M

CapEx of ~$350M

[1] Increases reported at constant currency

21

22

23

$ in millions except otherwise noted Q3'22 Select Performance and KPI Data 24 GLOBAL LOTTERY Q3'22 Q3'21 Y/Y Change (%) Constant Currency Change (%) Q2'22 Sequential Change as Reported (%) Revenue Service Operating and facilities management contracts 561 590 (5)% 3% 581 (3)% Upfront license fee amortization (44) (51) 15% —% (46) 5% Operating and facilities management contracts, net 518 539 (4)% 3% 535 (3)% Other 70 78 (11)% 3% 85 (18)% Total service revenue 588 617 (5)% 3% 621 (5)% Product sales 39 35 12% 18% 27 42% Total revenue 626 652 (4)% 4% 648 (3)% Operating income 211 234 (10)% —% 230 (9)% Adjusted EBITDA 310 347 (11)% (1)% 330 (6)% Q3'22 Constant Currency Change (%) Q3'21 Constant Currency Change (%) Q2'22 Constant Currency Change (%) Global same-store sales growth (%) Instant ticket & draw games (0.5)% 7.1% (8.6)% Multi-jurisdiction jackpots 46.7% 42.2% 10.8% Total 3.3% 9.3% (7.4)% North America & Rest of world same-store sales growth (%) Instant ticket & draw games (0.2)% 4.6% (5.6)% Multi-jurisdiction jackpots 46.7% 42.2% 10.8% Total 4.7% 7.5% (4.2)% Italy same-store sales growth (%) Instant ticket & draw games (1.5)% 16.3% (17.5)%

$ in millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q3'22 Select Performance and KPI Data GLOBAL GAMING Q3'22 Q3'21 Y/Y Change (%) Constant Currency Change (%) Q2'22 Sequential Change as Reported (%) Revenue Service Terminal 126 116 8% 10% 123 3% Systems, software, and other 58 56 4% 7% 56 4% Total service revenue 184 172 7% 9% 179 3% Product sales Terminal 140 81 72% 77% 108 30% Other 55 36 54% 59% 44 27% Total product sales revenue 195 117 67% 71% 151 29% Total revenue 379 289 31% 34% 330 15% Operating income 65 31 107% 113% 57 15% Adjusted EBITDA 96 64 50% 55% 87 10% Installed base units Casino 47,411 48,434 (2)% 46,765 Casino - L/T lease (1) 1,116 1,144 (2)% 1,133 Total installed base units 48,527 49,578 (2)% 47,898 Installed base units (by geography) US & Canada 32,303 34,347 (6)% 32,270 Rest of world 16,224 15,231 7% 15,628 Total installed base units 48,527 49,578 (2)% 47,898 25

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units Q3'22 Select Performance and KPI Data GLOBAL GAMING (Continued) Q3'22 Q3'21 Y/Y Change (%) Q2'22 Yields (by geography)(1), in absolute $ US & Canada $43.73 $40.79 7% $42.64 Rest of world $6.32 $5.64 12% $6.20 Total yields $31.09 $29.67 5% $30.55 Global machine units sold New/expansion 1,005 1,009 —% 818 Replacement 7,960 4,692 70% 6,378 Total machine units sold 8,965 5,701 57% 7,196 US & Canada machine units sold New/expansion 959 524 83% 469 Replacement 5,448 3,451 58% 4,580 Total machine units sold 6,407 3,975 61% 5,049 Rest of world machine units sold New/expansion 46 485 (91)% 349 Replacement 2,512 1,241 102% 1,798 Total machine units sold 2,558 1,726 48% 2,147 Average Selling Price (ASP), in absolute $ US & Canada $15,900 $13,900 14% $15,200 Rest of world $13,900 $14,400 (3)% $13,400 Total ASP $15,400 $14,100 9% $14,600 26

$ in millions except otherwise noted Q3'22 Select Performance and KPI Data DIGITAL & BETTING Q3'22 Q3'21 Y/Y Change (%) Constant Currency Change (%) Q2'22 Sequential Change as Reported (%) Revenue Service 54 43 27% 34% 43 28% Product sales — — (91)% (91)% — (89)% Total revenue 54 43 27% 34% 43 27% Operating income 12 12 (5)% (3)% 8 43% Adjusted EBITDA 16 15 4% 6% 12 32% CONSOLIDATED Revenue (by geography) US & Canada 651 556 17% 17% 585 11% Italy 247 294 (16)% (1)% 288 (14)% Rest of world 161 134 21% 32% 148 9% Total revenue 1,060 984 8% 14% 1,021 4% 27

$ in millions except per share amounts Q3'22 Summarized Income Statement For the three months ended September 30, 2022 2021 Y/Y Change (%) Constant Currency Change (%) Service revenue 826 832 (1)% 6% Product sales 234 152 54% 59% Total revenue 1,060 984 8% 14% Total operating expenses 849 772 10% 15% Operating income 211 212 —% 9% Interest expense, net 73 79 Foreign exchange gain, net (37) (6) Other non-operating (income) expense, net (139) 1 Total non-operating (income) expenses (103) 74 Income from continuing operations before provision for income taxes 315 138 Provision for income taxes 21 37 Net income 294 101 Less: Net income attributable to non-controlling interests from continuing operations 29 36 Net income attributable to IGT PLC 264 65 Net income attributable to IGT PLC per common share - diluted $1.30 $0.31 Adjusted net income attributable to IGT PLC per common share - diluted $0.43 $0.38 28

Summarized Cash Flow Statement For the three months ended For the nine months ended September 30, September 30, 2022 2021 2022 2021 Net cash provided by operating activities 236 113 621 613 Capital expenditures (73) (47) (226) (168) Free cash flow 163 66 395 445 Net cash provided by discontinued operations 126 118 126 821 Debt proceeds/(repayments), net (800) (318) (606) (1,472) Repurchases of common stock (39) — (93) — Shareholder dividends paid (40) — (121) — Proceeds from sale of business 497 — 497 — Proceeds from sale of assets 2 3 15 15 Business acquisitions (142) — (142) — Other - Net (71) (94) (263) (331) Other Investing/Financing Activities (467) (290) (588) (967) Net Cash Flow (305) (225) (193) (522) Effect of Exchange Rates/Other (36) (6) (98) (19) Net Change in Cash and Restricted Cash (341) (231) (292) (541) $ in millions; all amounts presented reflect continuing operations unless otherwise noted 29

For the three months ended September 30, 2022 Business Global Global Digital & Segments Corporate Total Lottery Gaming Betting Total and Other IGT PLC Income from continuing operations 294 Provision for income taxes 21 Interest expense, net 73 Foreign exchange gain, net (37) Other non-operating income, net (139) Operating income (loss) 211 65 12 287 (76) 211 Depreciation 44 27 4 75 — 75 Amortization - service revenue (1) 46 — — 46 — 46 Amortization - non-purchase accounting 5 2 — 7 1 8 Amortization - purchase accounting — — — — 40 40 Stock-based compensation 2 2 — 5 7 12 Other (2) — — — — 8 8 Adjusted EBITDA 310 96 16 422 (19) 402 Cash flows from operating activities - continuing operations 236 Capital expenditures (73) Free Cash Flow 163 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs Reconciliations of Non-GAAP Measures - Q3'22 30

For the three months ended September 30, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 1.30 Adjustments: Foreign exchange gain, net (0.18) 0.04 (0.22) Amortization - purchase accounting 0.20 0.05 0.15 Loss on extinguishment and modifications of debt, net 0.06 0.00 0.06 DDI / Benson Matter provision 0.59 0.14 0.45 Gain on sale of business (1.37) (0.01) (1.36) Other (non-recurring adjustments) 0.05 0.00 0.04 Net adjustments (0.87) Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 0.43 Reconciliations of Non-GAAP Measures - Q3'22 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 6.7%. Adjusted for the above items, the effective tax rate was 36.2% (3) Adjusted EPS was calculated using weighted average shares outstanding of 203.1 million, which iincludes the dilutive impact of share-based payment awards 31

$ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees For the three months ended September 30, 2021 Business Global Global Digital & Segments Corporate Total Lottery Gaming Betting Total and Other IGT PLC Income from continuing operations 101 Provision for income taxes 37 Interest expense, net 79 Foreign exchange gain, net (6) Other non-operating expense, net 1 Operating income (loss) 234 31 12 278 (66) 212 Depreciation 48 29 4 81 — 81 Amortization - service revenue (1) 54 — — 54 — 54 Amortization - non-purchase accounting 8 1 — 10 1 11 Amortization - purchase accounting — — — — 40 40 Stock-based compensation 3 2 — 5 6 11 Adjusted EBITDA 347 64 15 426 (19) 407 Cash flows from operating activities - continuing operations 113 Capital expenditures (47) Free Cash Flow 66 Reconciliations of Non-GAAP Measures - Q3'21 32

For the three months ended September 30, 2021 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 0.31 Adjustments: Foreign exchange gain, net (0.03) 0.06 (0.09) Amortization - purchase accounting 0.19 0.05 0.15 Net adjustments 0.06 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 0.38 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 26.8%. Adjusted for the above items, the effective tax rate was 33.4% (3) Adjusted EPS was calculated using weighted average shares outstanding of 206.9 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - Q3'21 33

Reconciliations of Non-GAAP Measures - YTD Q3'22 For the nine months ended September 30, 2022 Business Global Global Digital & Segments Corporate Total Lottery Gaming Betting Total and Other IGT PLC Income from continuing operations 445 Provision for income taxes 74 Interest expense, net 223 Foreign exchange gain, net (59) Other non-operating expense, net 8 Operating income (loss) 693 174 33 899 (208) 691 Depreciation 131 81 12 223 (1) 223 Amortization - service revenue (1) 146 — — 146 — 146 Amortization - non-purchase accounting 18 5 — 23 2 25 Amortization - purchase accounting — — — — 117 117 Stock-based compensation 7 5 1 13 21 34 Other (2) — — — — 9 9 Adjusted EBITDA 996 264 45 1,305 (60) 1,245 Cash flows from operating activities - continuing operations 621 Capital expenditures (226) Free Cash Flow 395 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related expenses 34

For the nine months ended September 30, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 1.66 Adjustments: Foreign exchange gain, net (0.29) 0.12 (0.41) Amortization - purchase accounting 0.57 0.14 0.43 Loss on extinguishment and modifications of debt, net 0.06 0.00 0.06 Discrete tax items — (0.15) 0.15 DDI / Benson Matter provision 1.32 0.32 1.00 Gain on sale of business (1.36) (0.01) (1.35) Other (non-recurring adjustments) 0.04 0.00 0.04 Net adjustments (0.06) Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 1.60 Reconciliations of Non-GAAP Measures - YTD Q3'22 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 14.3%. Adjusted for the above items, the effective tax rate was 26.9% (3) Adjusted EPS was calculated using weighted average shares outstanding of 204.1 million, which includes the dilutive impact of share-based payment awards 35

Reconciliations of Non-GAAP Measures - YTD Q3'21 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees For the nine months ended September 30, 2021 Business Global Global Digital & Segments Corporate Total Lottery Gaming Betting Total and Other IGT PLC Income from continuing operations 200 Provision for income taxes 217 Interest expense, net 264 Foreign exchange gain, net (62) Other non-operating expense, net 96 Operating income (loss) 871 7 28 906 (190) 716 Depreciation 144 92 11 247 (1) 246 Amortization - service revenue (1) 164 — — 164 — 164 Amortization - non-purchase accounting 25 4 — 29 3 32 Amortization - purchase accounting — — — — 118 118 Stock-based compensation 5 4 — 10 12 22 Other — — — — 1 1 Adjusted EBITDA 1,209 107 39 1,355 (57) 1,299 Cash flows from operating activities - continuing operations 613 Capital expenditures (168) Free Cash Flow 445 36

For the nine months ended September 30, 2021 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 0.22 Adjustments: Foreign exchange gain, net (0.30) 0.08 (0.38) Amortization - purchase accounting 0.57 0.14 0.43 Loss on extinguishment and modifications of debt, net 0.42 — 0.42 Discrete tax items — (0.33) 0.33 Net adjustments 0.81 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 1.03 Reconciliations of Non-GAAP Measures - YTD Q3'21 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 52.0%. Adjusted for the above items, the effective tax rate was 34.7% (3) Adjusted EPS was calculated using weighted average shares outstanding of 206.7 million, which includes the dilutive impact of share-based payment awards 37